Mail Stop 4561

June 1, 2007

Mr. Rex A. Copeland
Treasurer
Great Southern Bancorp, Inc.
1451 E. Battlefield
Springfield, MO 65804

> **Re:** **Great Southern Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-18082**

Dear Mr. Copeland:

We have reviewed your correspondence dated May 25, 2007 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Note 10 – Subordinated Debentures Issued to Capital Trust, page 119

1.  We note your supplemental response to comment 3 of our letter dated May 11, 2007 that the company applied the "shortcut" method of assuming no ineffectiveness related to a hedge of junior subordinated debentures and that the interest rate swap agreement provides for a mirror interest deferral. We believe that the hedge of junior subordinated debentures, even with the interest deferral provision being mirrored in the swap, does not qualify for the "shortcut" method pursuant to paragraph 68 of SFAS 133 because the interest deferral feature is not a feature typical of a debt instrument (paragraph 68e) and the interest deferral feature is not the type of option that is permitted in a host instrument under paragraph 68d. Please provide us with a materiality analysis describing why you believe the impact of no hedge accounting for the relevant periods is not material or tell us your plans for restating your financial statements. Please refer to SAB 99.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,


John P. Nolan
Accounting Branch Chief